Filed by GameStop Corp.
Pursuant to Rule 425 under the Securities
Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange
Act of 1934

Subject Company:
GSC Holdings Corp.
(Registration No. 333-125161)

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving GameStop Corp. ("GameStop") and Electronics Boutique Holdings Corp. ("Electronics Boutique"), including future financial and operating results, the new company's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of GameStop's and Electronics Boutique's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the failure of GameStop and Electronics Boutique stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; and competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that could cause GameStop's and Electronics Boutique's results to differ materially from those described in the forward-looking statements can be found in the Annual Reports on Forms 10-K/A of GameStop and Electronics Boutique for the fiscal year ended January 29, 2005 filed with the SEC and available at the SEC's Internet site at http://www.sec.gov.

GSC Holdings Corp. has filed with the Securities and Exchange Commission a Registration Statement on Form S-4 (Registration No. 333-125161) containing a joint proxy statement-prospectus regarding the proposed transaction involving GameStop and Electronics Boutique. GameStop and Electronics Boutique will mail the definitive joint proxy statement-prospectus to their respective security holders on or about September 7, 2005. Investors are urged to read the definitive joint proxy statement-prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the definitive joint proxy statement-prospectus, as well as other filings containing information about GSC Holdings Corp., GameStop Corp. and Electronics Boutique Holdings Corp., without charge, at the SEC's Internet site at http://www.sec.gov. You may also obtain these documents from the respective websites of each of GameStop and Electronics Boutique at http://www.gamestop.com/investor-relations and http://www.ebholdings.com. Copies of the definitive joint proxy statement-prospectus and the SEC filings that will be incorporated by reference in the definitive joint proxy statement-prospectus can also be obtained, without charge, by directing a request to GameStop Corp., 625 Westport Parkway, Grapevine, Texas 76051, Attention: Investor Relations, or to Electronics Boutique Holdings Corp., 931 South Matlack Street, West Chester, Pennsylvania 19382, Attention: Investor Relations. This filing shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, and shall not constitute an offer, solicitation or sale in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

The respective directors and executive officers of GameStop and Electronics Boutique and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding GSC Holdings Corp's proposed directors and executive officers, GameStop's and Electronics Boutique's directors and executive officers and other participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is available in the joint proxy statement-prospectus contained in the above-referenced Registration Statement on Form S-4.

                                      *****

FOR IMMEDIATE RELEASE

         GameStop Corp. Contacts:
                Investor Contact:                     Media Contact:
                -----------------                     --------------
                David W. Carlson                      Chris Olivera
                Executive Vice President &            Director, Public Relations
                Chief Financial Officer               GameStop Corp.
                GameStop Corp.                        (817) 424-2130
                (817) 424-2130


                GameStop Corp. Announces Closing of Offering of
                  Senior Floating Rate Notes and Senior Notes


Grapevine, TX (September 30, 2005) - GameStop Corp. (NYSE: GME; GME.B) announced today that the offering of U.S. $300,000,000 aggregate principal amount of Senior Floating Rate Notes and $650,000,000 aggregate principal amount of 8% Senior Notes by GSC Holdings Corp. and GameStop, Inc., both wholly-owned subsidiaries of GameStop Corp., successfully closed on September 28, 2005.

The net proceeds of the offering will be used to pay the cash portion of the merger consideration to be paid to the stockholders of Electronics Boutique Holdings Corp. in connection with the pending business combination with Electronics Boutique, which transaction is subject to stockholder approval. Meetings of both Gamestop and Electronics Boutique stockholders to approve the business combination are scheduled for October 6, 2005.

The gross proceeds of the offering were placed into escrow and will be released to the issuers, less applicable discounts, in connection with the closing of the business combination. In the event the business combination does not close by October 31, 2005, the notes will be redeemed.

GSC Holdings Corp. and GameStop, Inc. placed the notes in a private transaction under Rule 144A under the United States Securities Act of 1933, as amended, and in transactions outside the United States in reliance upon Regulation S under the Securities Act. The notes have not been registered under the Securities Act or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

This press release does not constitute an offer to sell or a solicitation of an offer to buy any notes or any other securities, nor will there be any sale of the notes or any other security in any jurisdiction in which such an offer or sale would be unlawful.

Gamestop Corp.
September 26, 2005                                                      Page 2

About GameStop Corp.
--------------------

Headquartered in Grapevine, TX, GameStop Corp. (NYSE:GME) (NYSE:GME.B) is one of the nation's largest video game and entertainment software retailers. The company operates 1,980 retail stores throughout the 50 states, the District of Columbia, Puerto Rico, Ireland and the United Kingdom, primarily under the GameStop(R) brand. In addition, the company owns a commerce-enabled Web property, GameStop.com, and Game Informer(R) magazine, a leading video and computer game publication. GameStop Corp. sells the most popular new software, hardware and game accessories for the PC and next generation video game systems from Sony, Nintendo, and Microsoft. In addition, the company sells computer and video game magazines and strategy guides, action figures, and other related merchandise to more than 30 million customers.

General information on GameStop Corp. can be obtained via the Internet by visiting the company's corporate Website:
http://www.gamestop.com/investor-relations/.

About Electronics Boutique Holdings Corp.
-----------------------------------------
Electronics Boutique, a Fortune 1000 company, is a leading global retailer dedicated exclusively to video game hardware and software, PC entertainment software, accessories and related products. As of July 30, 2005, the company operated 2,280 stores in the United States, Australia, Canada, Denmark, Finland, Germany, Italy, New Zealand, Norway, Puerto Rico, Spain and Sweden -- primarily under the names EB Games and Electronics Boutique. The company operates an e-commerce website at http://www.ebgames.com. Additional company information is available at http://www.ebholdings.com.

SAFE HARBOR
-----------
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving GameStop and Electronics Boutique, including future financial and operating results, the new company's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of GameStop's and Electronics Boutique's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it

Gamestop Corp.
September 26, 2005                                                      Page 3

more difficult to maintain relationships with customers, employees or suppliers; and competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that could cause GameStop's and Electronics Boutique's results to differ materially from those described in the forward-looking statements can be found in the Annual Reports on Forms 10-K/A of GameStop and Electronics Boutique for the fiscal year ended January 29, 2005 filed with the SEC and available at the SEC's Internet site at http://www.sec.gov.

                                     # # #